Divercity, Inc.

Profit and Loss
January - December 2022

	TOTAL
Income	
Grant Income	100,000.00
Sales	203,076.00
Total Income	**$303,076.00**
GROSS PROFIT	**$303,076.00**
Expenses	
Advertising & marketing	14,846.03
Website ads	12,000.00
Total Advertising & marketing	**26,846.03**
Business licenses	775.00
Commissions & fees	400.00
Contract labor	114,077.88
International Contractors	80,513.95
Total Contract labor	**194,591.83**
Contributions to charities	10.00
General business expenses	
Bank fees & service charges	1,138.87
Payroll Reimbursements	11,485.17
Total General business expenses	**12,624.04**
Interest paid	
Business loan interest	21,192.54
Credit card interest	724.88
Total Interest paid	**21,917.42**
Legal & accounting services	
Accounting fees	18,071.78
Human Resources Consulting	229.00
Legal Fees	23,496.54
Total Legal & accounting services	**41,797.32**
Meals	2,223.54
Office expenses	131.20
Office supplies	359.90
Small tools & equipment	17.91
Software & apps	29,103.46
Total Office expenses	**29,612.47**
Payroll expenses	
Officers' salaries	68,380.00
Payroll taxes	24,468.01
Salaries & wages	333,779.47
Workers' compensation insurance	587.07
Total Payroll expenses	**427,214.55**

Divercity, Inc.

Profit and Loss
January - December 2022

	TOTAL
Supplies	21.42
Taxes paid	994.68
Travel	2,320.58
Airfare	3,033.24
Hotels	203.16
Taxis or shared rides	209.89
Vehicle rental	39.30
Total Travel	**5,806.17**
Total Expenses	**$764,834.47**
NET OPERATING INCOME	**$ -461,758.47**
Other Income	
Cash Back CC Reward	246.02
ERC Income	3,208.12
Total Other Income	**$3,454.14**
NET OTHER INCOME	**$3,454.14**
NET INCOME	**$ -458,304.33**